SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Corporate Taxpayers ID (CNPJ) 33.042.730/0001 -04
Companies Registry (NIRE) 33300011595

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

The Board of Directors of Companhia Siderúrgica Nacional (“CSN”), in compliance with the provisions of article 31 of its Bylaws and article 204 of Law 6,404/76, approved the payment to Shareholders, as an advance of the mandatory minimum dividend, of interest on equity at the amount of R$ 320,000,000.00 (three hundred twenty million reais) to the account of income computed in the balance sheet as of June 30, 2009, to be paid in two installments, with no monetary adjustment, as follows:

(i)
R$ 250,000,000.00 (two hundred fifty million reais) as of December 29, 2009, corresponding to a gross amount of R$ 0.342943 per share. Except for exempt or immune shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, or to a twenty-five per cent (25%) withholding income tax for those shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%), as provided for by Article 8 of Law 9,779/99. Considering the fifteen per cent (15%) rate, the amount per share to be paid, net of Income Tax will be R$ 0.291501.

(ii)
R$ 70,000,000.00 (seventy million reais), to be paid in 2010, on a date to be defined by the Board of Directors, corresponding to the gross amount of R$ 0.096024 per share. Except for exempt or immune shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, or to a twenty-five per cent (25%) withholding income tax for those shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%), as provided for by Article 8 of Law 9,779/99. Considering the fifteen per cent (15%) rate, the amount per share to be paid, net of Income Tax will be R$ 0.081620.

Shareholders registered at Banco Itaú S.A., the trustee institution, on December 17, 2009 are entitled to receive said Interest on Equity.

Shareholders who are exempt from said tax, pursuant to articles 12 and 15 of Law 9532/97, whose exemption is attested by legal process or court decision, determining the non-retention and the nonpayment of said tax, in the specific case of interest on equity, should submit to CSN’s Investor Relations team at Av. Brigadeiro Faria Lima, 3400, 19º andar, city and state of São Paulo, until December 22, 2009, at 6:00 p.m.: (i) a copy of said process or decision ratified by the respective District Court Registry Office and (ii) a letter addressed to CSN, in which they expressly assume a commitment to: (a) inform same of any eventual amendment or annulment of said process or decision within 24 hours of acknowledgment; and (b) reimburse the tax and any other incidental charges resulting from said payment, within three (3) business days as of CSN’s notification. Supplementary private pension entities, insurance companies and FAPI (Individual Scheduled Retirement Funds), as well as life insurance policies containing a survival coverage clause, as of

COMPANHIA SIDERÚRGICA NACIONAL
Corporate Taxpayers ID (CNPJ) 33.042.730/0001 -04
Companies Registry (NIRE) 33300011595

January 1, 2005, are exempt from withholding and separate payment of income tax assessed on income and gains earned in their use of resources from provisions, technical reserves and benefit plan funds, pursuant to article 5, caput and sole paragraph of Law 11,053/04, said entities having until December 22, 2009, at 6:00 p.m., to submit a letter addressed to CSN, in which they expressly declare and assume that (a) the resources used comply with said legal regulation; (b) they will immediately inform CSN in writing should said resources no longer comply with said legal regulation; (c) they will reimburse the tax and other incidental charges that may be levied from CSN, due to the lack of retention of said tax, within three (3) business days as of notification by CSN.

Payment Instructions for Interest on Equity: Interest on equity will be credited to shareholders domiciled in Brazil as of December 29, 2009, without monetary restatement, in accordance with their bank account details registered with the trustee institution, Banco Itaú S.A. Shareholders whose shares are held in fiduciary custody will have their interest credited as per the procedures adopted by the Stock Exchange. Shareholders, whose records do not contain their individual or corporate taxpayer’s ID (CPF and CNPJ, respectively) or an indication of their bank/branch/current account, will have their interest credited within three (3) business days, as of the due regularization of their respective records at branches of Banco Itaú S.A.

Service Locations: branches of Banco Itaú S.A., Shareholders Service section, during banking hours.

CSN’s shares will be traded ex-interest on equity on the Brazilian stock exchange as of December 18, 2009, inclusive.

Rio de Janeiro, December 17, 2009.

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.